October 24, 2008
Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Grubb & Ellis Apartment REIT, Inc. Form 10-K for the year ended December 31, 2007 Filed on March 28, 2008 File No. 000-52612
Dear Ms. LaMothe:
     This letter sets forth the responses of Grubb & Ellis Apartment REIT, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated October 16, 2008 with regard to the above-referenced filing. For your convenience, we have set forth below your comments followed by the relevant responses.
Financial Statements and Notes
Consolidated Statements of Operations, page 81
1. Comment: We note that you have included distributions per share on the face of your Statements of Operations instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.
     Response: The Staff’s comment is noted and the Company will remove the distributions per share disclosure from the face of the Statements of Operations in its future filings.
Consolidated Statements of Cash Flows, page 83
2. Comment: Please explain the nature of your security deposits and clarify your basis for classifying these amounts as a financing activity under SFAS 95.
     Response: The Company’s security deposits represent liabilities for security deposits obtained from tenants upon commencement of their respective leases or obtained from the seller for leases assumed on newly purchased properties. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts.
     Paragraph 21 of Financial Account Standards Board Statement No. 95, Statement of Cash Flows, (“SFAS 95”) states “Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” As the collection
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and return of security deposits does not affect the determination of net income, the Company does not consider changes in security deposits to be an operating activity. Additionally, the Company views the obligation for returning security deposits to the tenant as a form of financing and therefore classifies such as a financing activity within the statement of cash flows.
Note 2 – Summary of Significant Accounting Policies
Purchase Price Allocation, pages 86-87
3. Comment: The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be based on just the remaining non-cancelable lease term. The resulting value would be amortized over this same period. Please tell us if this methodology differs from your definition of the weighted average remaining lease term of acquired leases.
     Response: The Company confirms that the Staff’s methodology does not differ from the Company’s definition of the weighted average remaining lease term, which is based on the definition provided by paragraph 22a of Financial Accounting Standards Board Statement No. 98, Accounting for Leases.
     The Company will clarify its policy both in the notes to its consolidated financial statements and in its Critical Accounting Policies and Estimates for the year ended December 31, 2008 to be filed in its Form 10-K.
* * *
In connection with these responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration of the Company’s responses to the Staff’s comment and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call the undersigned at 714-667-8252.
Very truly yours,
/s/ Shannon K S Johnson
Shannon K S Johnson
Chief Financial Officer